UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 5)

(Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

YIT Oyj
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable)

Finland
(Jurisdiction of Subject Company’s Incorporation or Organization)

YIT Oyj
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable)

Hanna Jaakkola
Vice President, Investor Relations
YIT Corporation
P.O Box 36 (Panuntie 11)
FI 00621 Helsinki
+358 40 5666 070
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

19 June 2017
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description of Exhibit
99.1*	Lemminkäinen Stock Exchange Announcement Release, published on 19 June 2017.
99.2*	YIT Stock Exchange Announcement Release, published on 19 June 2017.
99.3*	Joint Merger Plan, published on 19 June 2017.
99.4*	YIT and Lemminkäinen Announcement Presentation, published on 19 June 2017.
99.5**	YIT Investor Report to Investor Report Subscribers, published on 23 June 2017.
99.6***	Webcast Transcript of YIT Corporation Press Conference, dated 19 June 2017.
99.7****	Notice of YIT Corporation’s Extraordinary General Meeting attaching appendix regarding Proposed Members for YIT Corporation’s Board of Directors, published on 27 July 2017.
99.8****	YIT Q2 Half-Year Report for January 1 – June 30, 2017, published on 27 July 2017.
99.9****	YIT Corporation Stock Exchange Release regarding the YIT Q2 Half-Year Report, published on 27 July 2017.
99.10*****	Lemminkäinen Corporation's Financial Statements 2014.
99.11*****	Lemminkäinen Corporation's Financial Statements 2015.
99.12*****	Lemminkäinen Corporation's Financial Statements 2016.
99.13*****	Statement by the Board of Directors on events having a material effect on the position of YIT Corporation.
99.14*****	Minutes of Annual General Meeting of YIT Corporation on March 16, 2017
99.15*****	YIT Corporation's unaudited interim financial report for the three-month period ended March 31, 2017.
99.16*****	YIT Corporation's Financial Statements 2014.
99.17*****	YIT Corporation's Financial Statements 2015.
99.18*****	YIT Corporation's Financial Statements 2016.
99.19*****	Minutes of the annual general meeting of Lemminkäinen Corporation on March 28, 2017.
99.20*****	Statement by the board of directors of Lemminkäinen Corporation on certain events having a material effect.
99.21*****	Lemminkäinen Corporation's unaudited half-year financial report for the six-month period ended June 30, 2017.
99.22*****	Lemminkäinen Corporation's unaudited interim financial report for the three-month period ended March 31, 2017.
99.23******	Webcast Transcript of YIT Corporation Half Year Report for January to June 2017 Press Conference, dated 27 July 2017.
99.24******	Interview of YIT’s President and CEO after Q2 2017.
99.25******	YIT Corporation's Q2 Half-Year Report January-June 2017.
99.26******	YIT Corporation Investor Presentation August 2017.
__________________

*	Previously furnished as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to Form CB filed with the Securities and Exchange Commission on 20 June 2017.

**	Previously furnished as Exhibit 99.5 to Form CB Amendment No. 1 filed with the Securities and Exchange Commission on 26 June 2017.

***	Previously furnished as Exhibit 99.6 to Form CB Amendment No. 2 filed with the Securities and Exchange Commission on 13 July 2017.

****	Previously furnished as Exhibits 99.7, 99.8 and 99.9, respectively, to Form CB Amendment No. 3 filed with the Securities and Exchange Commission on 28 July 2017.

*****
Previously furnished as Exhibits 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16, 99.17, 99.18, 99.19, 99.20, 99.21 and 99.22, respectively, to Form CB Amendment No. 4 filed with the Securities and Exchange Commission on 14 August 2017.

******	Furnished herewith.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16, 99.17, 99.18, 99.19, 99.20, 99.21, 99.22, 99.23, 99.24, 99.25 and 99.26.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and powers of attorney on Form F-X were filed concurrently with the Commission on 20 June 2017.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YIT Oyj

By:	/s/ Kari Kauniskangas
Name:	Kari Kauniskangas
Title:	President and CEO
Date:	17 August 2017